SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
           13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                               (Amendment No.___)*

                       First Kansas Financial Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   320651 10 2
             -------------------------------------------------------
                                 (CUSIP Number)


                                  June 25, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-(c)

|_|  Rule 13d-1(d)

-----------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

                                                               Page 2 of 4 Pages

CUSIP No. 320651 10 2                              Schedule 13G
          -----------                              ------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                        First Kansas Federal Savings Bank
                        Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|               (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Kansas

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                                    0
                                                                       ---------
6.       Shared Voting Power:                                            124,315
                                                                       ---------
7.       Sole Dispositive Power:                                               0
                                                                       ---------
8.       Shared Dispositive Power:                                       124,315
                                                                       ---------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
          124,315
         ---------
10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*    |_|

11.      Percent of Class Represented by Amount in Row 9:     8.0%
                                                            ------
12.      Type of Reporting Person*: EP


                                * SEE INSTRUCTION

                                                               Page 3 of 4 Pages

Item 1(a)         Name of Issuer:  First Kansas Financial Corporation
                  --------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                            600 Main Street
                            Osawatomie, Kansas 66064

Item 2(a)         Name of Person Filing:
                  ---------------------
                        First Kansas Federal Savings Bank
                        Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  ------------------------------------   -----------------
Item 2(c)         Citizenship:  Kansas
                  -----------
Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------
Item 2(e)         CUSIP Number:   320651 10 2
                  ------------    -----------
Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(f)           X             Employee  Benefit  Plan,  in  accordance  with
                  -----           Rule 13d-1(b)(1)(ii)(F).

Item 3(j)           X             Group,   in   accordance   with    Rule   13d-
                                  1(b)(1)(ii)(J).
                  -----
Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:    124,315
                  -------------------------    ---------
Item 4(b)         Percent of Class:  8.0%
                  ----------------  -----
Item 4(c)         Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote           0
                                                                       ---------
                  (ii)   shared power to vote or to direct the
                         vote                                            124,315
                                                                       ---------
                  (iii)  sole power to dispose or to direct the
                         disposition of                                        0
                                                                       ---------
                  (iv)   shared power to dispose or to direct the
                         disposition of                                  124,315
                                                                       ---------
Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not Applicable

                                                               Page 4 of 4 Pages

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  --------------------------------------------------------------
                  Person:
                  ------
                                 Not Applicable

Item 7            Identification  and  Classification  of the  Subsidiary  Which
                  --------------------------------------------------------------
                  Acquired the Security  Being Reported on by the Parent Holding
                  --------------------------------------------------------------
                  Company.
                  -------

                                 Not Applicable

Item 8            Identification and Classification of Members of the Group.

                  This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not Applicable

Item 10           Certification.
                  -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/ James E. Breckenridge                                           02/03/99
-----------------------------------------------                 ----------------
James E. Breckenridge, as ESOP Committee member                       Date



/s/ William R. Butler, Jr.                                          02/03/99
------------------------------------------------                ----------------
William R. Butler, Jr., as ESOP Committee member                      Date



/s/ Roger L. Coltrin                                                02/03/99
------------------------------------------------                ----------------
Roger L. Coltrin, as ESOP Committee member                            Date



/s/ Donald V. Meyer                                                 02/03/99
------------------------------------------------                ----------------
Donald V. Meyer, as ESOP Committee member                             Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, in my capacity as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.



/s/ James E. Breckenridge                                           02/03/99
------------------------------------------------                ----------------
James E. Breckenridge, as ESOP Trustee                                Date



/s/ William R. Butler, Jr.                                          02/03/99
-------------------------------------------------               ----------------
William R. Butler, Jr., as ESOP Trustee                               Date



/s/ Roger L. Coltrin                                                02/03/99
-------------------------------------------------               ----------------
Roger L. Coltrin, as ESOP Trustee                                     Date



/s/ Donald V. Meyer                                                 02/03/99
-------------------------------------------------               ----------------
Donald V. Meyer, as ESOP Trustee                                      Date

Exhibit A
---------
                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the ESOP Trustees as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustees as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the ESOP Committee/ ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee, responsibilities as ESOP Trustees, and of shares beneficially owned as a Participant in the ESOP are as follows:


                                     Beneficial             Beneficial Ownership
         Name                        Ownership (1)           as ESOP Participant
--------------------------------------------------------------------------------
James E. Breckenridge                  10,000                        0
William R. Butler, Jr.                  5,350                        0
Roger L. Coltrin                       29,280                        0
Donald V. Meyer                        20,000                        0


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(1) Beneficial ownership as of February 3, 1999. Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee(s) disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and ESOP Trustee.